Exhibit 99.1

Missfresh Limited Announces Results of Annual General Meeting

BEIJING, China, September 15, 2023—Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF) is pleased to announce that at its annual general meeting of shareholders held virtually today, shareholders of the Company approved each of the four proposed resolutions set out in the notice of annual general meeting (the “Meeting Notice”), namely, an ordinary resolution to increase the Company’s authorized share capital, a special resolution to amend the Company’s memorandum and articles of association to reflect such increase in the share capital and other changes, an ordinary resolution to approve the transaction contemplated under certain share transfer agreement entered into by and between the Company and certain other party thereto as announced by the Company on August 7, 2023, and an ordinary resolution to authorize the Company’s directors, officers and agents to carry out the foregoing. The meeting notice had been furnished on August 18, 2023 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

E-mail: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com